UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-39461

NANO-X IMAGING LTD

NANO-X IMAGING LTD
Communications Center
Neve Ilan, Israel 9085000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Registered Direct Offering

On July 23, 2023, NANO-X IMAGING LTD (the “Company” or “Nanox”) entered into a securities purchase agreement (the “Purchase Agreement”) with a single institutional investor (the “Purchaser”) for the purchase and sale of 2,142,858 of the Company’s ordinary shares, par value NIS 0.01 per share (the “ordinary shares”), together with warrants to purchase up to 2,142,858 ordinary shares at a combined purchase price of $14.00 per share, in a registered direct offering. The warrants will have an exercise price of $19.00 per share, will be exercisable immediately upon issuance and will expire five years from issuance. The warrants will be exercisable for cash only so long as the Company has an effective registration statement covering the issuance of shares upon the exercise of the warrants. The Purchase Agreement contains customary representations and warranties and agreements of the Company and the Purchaser and customary indemnification rights and obligations of the parties. Closing of the offering is expected to occur on July 26, 2023, subject to the satisfaction of customary closing conditions.

A copy of the press release related to the offering is furnished herewith as Exhibit 99.1.

This Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy these securities or any other securities, nor may there be any offer, solicitation or sale of these securities or any other securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Legal Proceedings

As previously disclosed, the Division of Enforcement of the U.S. Securities & Exchange Commission (the “SEC” or the “Commission”) notified Company that it is conducting an investigation to determine whether there had been any violations of the federal securities laws. The Company received a subpoena from the SEC requesting that the Company provide documents and other information relating to the development cost of the Company’s Nanox.ARC prototypes, as well as the Company’s estimate for the cost of assembling the final Nanox.ARC product at scale, among other things, and the Company has been providing documents and information to the SEC.

The Company and Ran Poliakine, Chairman of the Board of Directors of the Company, have reached agreements in principle with the SEC staff to settle this matter. The agreements are subject to finalization, including any financial remedies, which the Company estimates will be approximately $650,000 in civil penalties from the Company and less than $500,000 in penalties, disgorgement and prejudgment interest from Mr. Poliakine. Final resolution of this matter is subject to preparation and negotiation of documentation satisfactory to all the parties, including, with respect the Company, approval by the Company’s board of directors and, in the case of the SEC, authorization by the Commission, as well as approval by a federal district court. The Company can provide no assurances that satisfactory final agreements will be reached, that authorization by the Commission or approval by the court will be obtained, or with respect to the timing or terms of any such agreements, authorization, and approval.

As previously disclosed, in September 2020, two securities class action complaints were filed in the United States District Court for the Eastern District of New York against the Company and certain current officers and a director, which were subsequently consolidated and captioned as White v. Nano-X Imaging Ltd. et al, Case No. 1:20-cv-04355, alleging violations of securities laws on behalf of all persons and entities that purchased or otherwise acquired the Company’s publicly traded securities between August 21, 2020 and September 15, 2020, and seeking unspecified damages. On December 7, 2020, proposed lead plaintiffs submissions were fully briefed, on August 10, 2022, Magistrate Judge Marcia M. Henry issued a Report and Recommendation, recommending that the Court approve Derson O. Jolteus and Edward Ko as lead plaintiffs, and on August 30, 2022, Judge William Kuntz adopted the Report and Recommendation. On June 24, 2022, the Company moved to consolidate this action with the action captioned McLaughlin v. Nano-X Imaging Ltd. et al, Case No: 1:21-cv-05517, discussed further below. The Company’s motion to consolidate remains outstanding. On October 31, 2022, Lead Plaintiffs filed an amended complaint, which alleges that defendants violated the federal securities laws in connection with certain disclosures regarding the Company’s FDA submission and customer contracts. Lead Plaintiffs seek to represent a class of investors who purchased the Company’s publicly traded securities between August 21, 2020 and September 15, 2020. On February 3, 2023, the Company moved to stay this action in favor of the McLaughlin action, or, in the alternative, until the Company’s pending motion to consolidate was decided. The Company has not yet responded to the amended complaint.

On October 5, 2021, a class action complaint was filed in the United States District Court for the Eastern District of New York against the Company and certain of its officers, captioned McLaughlin v. Nano-X Imaging Ltd. et al, Case No. 1:21-cv-05517. On January 25, 2022, Magistrate Judge Peggy Kuo appointed Davian Holdings Limited as Lead Plaintiff in the McLaughlin v. Nano-X Imaging Ltd. et al, Case No. 1:21-cv-05517. On April 12, 2022 and in the same case, the Lead Plaintiff filed an amended complaint, which alleges that defendants violated the federal securities laws in connection with certain disclosures concerning the cost of the Nanox.ARC system as well as the comparison of the Nanox.ARC to CT scanners. Lead Plaintiff seeks to represent a class of investors who purchased the Company’s publicly-traded securities between August 21, 2020 and November 17, 2021. The Company moved to dismiss the amended complaint, and briefing on that motion was completed on September 9, 2022, and it remains outstanding.

The Company previously reported entering into a term sheet on April 28, 2023, to settle all shareholder class action litigation related to the McLaughlin action and the consolidated White action. On June 2, 2023, the Company entered into a formal settlement agreement to settle those actions for $8 million. The settlement remains subject to court approval among other conditions.

The information contained in this report is hereby incorporated by reference into the Registration Statement on Form F-3 (File No. 333-271593) and Registration Statement on Form S-8 (File No. 333-248322).

Forward-Looking Statements

This Form 6-K may contain forward-looking statements that are subject to risks and uncertainties. All statements that are not historical facts contained in this Form 6-K are forward-looking statements. Such statements include, but are not limited to, those relating to the Company’s expectations regarding the timing of the closing of the offering, the expected amount of gross proceeds, the satisfaction of customary closing conditions related to the offering and the intended use of proceeds therefrom. In some cases, you can identify forward-looking statements by terminology such as “can,” “might,” “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “should,” “could,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information the Company has when those statements are made or management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Factors that could cause actual results to differ materially from those currently anticipated include: risks related to (i) Nanox’s ability to continue to develop of the Nanox imaging system; (ii) Nanox’s ability to successfully demonstrate the feasibility of its technology for commercial applications; (iii) Nanox’s expectations regarding the necessity of, timing of filing for, and receipt and maintenance of, regulatory clearances or approvals regarding its technology, the Nanox.ARC and Nanox.CLOUD from regulatory agencies worldwide and its ongoing compliance with applicable quality standards and regulatory requirements; (iv) Nanox’s ability to realize the anticipated benefits of acquisitions, which may be affected by, among other things, competition, brand recognition, the ability of the acquired companies to grow and manage growth profitably and retain their key employees; (v) Nanox’s ability to enter into and maintain commercially reasonable arrangements with third-party manufacturers and suppliers to manufacture the Nanox.ARC; (vi) the market acceptance of the Nanox imaging system and the proposed pay-per-scan business model; (vii) Nanox’s expectations regarding collaborations with third-parties and their potential benefits; and (viii) Nanox’s ability to conduct business globally; (ix) changes in global, political, economic, business, competitive, market and regulatory forces; (x) the costs incurred with respect to and the outcome of the securities class action litigation and the SEC inquiry we are currently subject to and any similar or other claims and litigation we may be subject to in the future; and (xi) risks related to business interruptions resulting from the COVID-19 pandemic or similar public health crises, among other things.

For a discussion of other risks and uncertainties, and other important factors, see the section titled “Risk Factors” in Nanox’s Annual Report on Form 20-F for the year ended December 31, 2022, and subsequent filings with the U.S. Securities and Exchange Commission. The reader should not place undue reliance on any forward-looking statements included in this Form 6-K.

Except as required by law, Nanox undertakes no obligation to update publicly any forward-looking statements after the date of this Form 6-K to conform these statements to actual results or to changes in the Company’s expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANO-X IMAGING LTD

By:	/s/ Ran Daniel
	Name:	Ran Daniel
	Title:	Chief Financial Officer

Date: July 24, 2023

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press release dated July 24, 2023.

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